Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. T 04087 - P 57784 For Against Abstain For Against Abstain SOL - GEL TECHNOLOGIES LTD. 1 . 2 . To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company ’ s independent auditors for the year 2026 and for an additional period until the following annual general meeting ; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31 , 2025 ; To approve the re - election of Mr . Moshe Arkin, Mr . Itai Arkin, Ms . Hanna Lerman, and Mr . Sharon Kochan, to the Board of Directors, each for an additional one - year term until the annual general meeting to be held in 2027 ; 3 a. Mr. Ran Gottfried 3 b. Mr. Yuval Yanai 3 . To approve the re - election of Mr . Ran Gottfried and Mr . Yuval Yanai as external directors of the Company, each for a three - year term upon the expiration of their current terms of office, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759 - 1999 , or the Companies Law . By executing this proxy card you will be deemed to confirm that you are NOT a Controlling Shareholder and do NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposals 3 and 4 . If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 3 and/or 4 , as the case may be), please notify the Company as described on the reverse side of this proxy card . THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS. 4 . To approve the appointment of Mr . Moshe Arkin, the current interim Chief Executive Officer of the Company, Executive Chairman of the Board of Directors and the Company's controlling shareholder, to serve as the Chief Executive Officer of the Company for an additional term of three years, effective January 1 , 2027 , subject to and in accordance with, the provisions of the Companies Law . of Companies and to amend the Company ’ s Articles of Association Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. For Against Abstain ! ! ! For Against Abstain ! ! ! ! ! ! ! ! ! ! ! ! 5 . To approve a change of the Company ’ s name to “ Sol - Gel Therapeutics Ltd. ” or “ Sol - Gel Dermatology Ltd. ” or any similar ! ! ! Mr. Moshe Arkin 2 a. name that contains the word “ Sol - Gel ” as determined by the management of the Company and approved by the Israel Registrar accordingly, all at such time within 12 months of the Meeting as ! ! ! Mr. Itai Arkin 2 b. determined by the Board of Directors. ! ! ! Ms. Hanna Lerman 2 c. ! ! ! 6 . To approve an increase in the Company ’ s registered share capital. ! ! ! Mr. Sharon Kochan 2 d. SCAN TO VIEW MATERIALS & VOTE  VOTE BY INTERNET - www . proxyvote . com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic deliver y of information up until 11 : 59 p . m . Eastern Time on November 16 , 2026 . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time on November 16 , 2026 . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SOL - GEL TECHNOLOGIES LTD. 7 GOLDA MEIR ST., WEIZMANN SCIENCE PARK NESS ZIONA, 7403650 , ISRAEL

T 04088 - P 57784 SOL - GEL TECHNOLOGIES LTD. Proxy for Annual Meeting of Shareholders on November 17 , 2026 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Eyal Ben - Or with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Sol - Gel Technologies Ltd . , to be held at 9 : 00 AM (Eastern Standard Time ( 4 : 00 p . m . Israel time)) on November 17 , 2026 at the offices of Greenberg Traurig, One Vanderbilt Avenue, Floor 30 , New York, NY 10017 , and at any adjournments or postponements thereof, as follows : This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Important Note : By executing this proxy card on the reverse side, the undersigned shareholder will be deemed to confirm that such shareholder is NOT a Controlling Shareholder and does NOT have a Personal Interest (as such terms are defined in the Proxy Statement) in the approval of Proposals 3 and 4 . If you are a Controlling Shareholder or have a Personal Interest (in which case your vote will count only for or against the ordinary majority, and not for or against the Special Majority, required for approval of Proposal 3 and/or 4 , as the case may be), please notify the Company's Chief Financial Officer, Eyal Ben - Or, at + 972 - 8 - 931 - 3433 or Eyal . Ben - Or@sol - gel . com, who will advise you as to how to submit your vote for this proposal . If these shares are held in “ street name ” by your broker, bank or other nominee and you are a Controlling Shareholder or have a Personal Interest, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence . Continued and to be signed on reverse side Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com.